September 26, 2011

Joseph B. Andolina, Esq.
Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, Pennsylvania 19103-6996

Re: Hatteras Multi-Strategy Institutional Fund, L.P. 811-21986, 333-176639
       Hatteras Multi-Strategy TEI Institutional Fund, L.P. 811-21985, 333-176625
       Hatteras Multi-Strategy TEI Fund, L.P. 811-21665, 333-176624
       Hatteras Multi-Strategy Fund, L.P. 811-21685, 333-1766623

Dear Mr. Andolina:

        We have reviewed the registration statements on Form N-2 for the Hatteras Multi-Strategy Institutional Fund, L.P.; Hatteras Multi-Strategy TEI Institutional Fund, L.P.; Hatteras Multi-Strategy TEI Fund, L.P.; and Hatteras Multi-Strategy Fund, L.P. (each a "Fund"; collectively "the Funds"), filed with the Commission on September 1, 2011. Your cover letter dated September 1, 2011 requested, and we conducted, a selective review of the registration statement. We have the following comments.

General

        We may have additional comments on such portions on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any post-effective amendments.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In its response to this correspondence, each Fund should acknowledge that:

· The Fund is responsible for the adequacy and the accuracy of the disclosure in the filing;

· comments of the staff of the Securities and Exchange Commission ("SEC Staff") or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing; and

· the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel